UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04009697

February 25, 2004

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue
Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2004

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

Dear Mr. Gleeson:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Alaska Air by William Richner. We also have received a letter submitted on the proponent's behalf dated February 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. William Richner
c/o Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

766421

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group Shareholder
Response to No Action Request
Proposal--Shareholder Voting: Shares Not Voted Not Counted
Alaska Air Group, Inc.
Mr. William Richner, Horizon Air Worker/Proponent

VIA OVERNIGHT MAIL and FACSIMILE

Enclosures: (1) Proponents Exhibit Z; (2) Alaska Air Group, Inc. ("company") or ("AAG") No Action Letter and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning my response, please contact:

(520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via <info@votepal.com>; postal mail: Mr. William Richner c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Please be advised that Mr. Richner is ready, willing an able to recast and revise his proposal based upon the guidance of the Staff.

COMMISSION'S "WITHHELD" TRIGGER MEANINGLESS WITH BROKER VOTE

In last year's director election at the AAG, Inc., director Bruce Kennedy received a total of 82% of the stock present at the shareholders meeting, including a 23% vote by brokers voting uninstructed shares by beneficial owners. If the brokers had not been permitted to vote, Mr. Kennedy would have garnered only 59% of the vote, which would have easily qualified as a "trigger" under the SEC's new proxy rules adopted last year, which outlines a procedure for how opposition candidate(s) can achieve a slot on the company's ballot card. (A sidebar: Mr. Kennedy's 59% vote combined with the AAG board ignoring an 83% yes vote for the Shareholders Rights proposal in 2003 would mean that in 2005 a contested election would be officially sanctioned by the new SEC proxy rules, it would appear.)

With all that happened last year at the AAG regarding proxy voting described above, the company's argument under Rule 14a-8(i)(10) that this proposal is "substantially implemented"--we would posit this is false and misleading under Rule 14a-9.

The company asserts that its "...existing policy, consistent with Delaware law, is that shares that are not properly voted, whether in person or in proxy, are not counted. Accordingly, the Proposal may be excluded..." because the company is complying with the law.

This is a parsed argument, in that it deflects to a faraway place the point of contention: The proposal questions the accepted practice of the company going along with NYSE rules that permits brokers to vote company shares by beneficial owners who do not send instructions to their brokers on how they plan to vote within ten days of the shareholders meeting (the broker vote). This proposal is submitted in an attempt to get a vote on this contentious issue, so that further guidance might be achieved by the investment community from the individuals directly affected by this policy--the stockholders.

ELECTION AT THE AAG, INC. WAS CONTESTED

Policy on broker voting is currently set by the New York Stock Exchange and not the SEC. Brokers are permitted to vote uninstructed shares as long as director elections are uncontested. (We note that brokers have no fiduciary obligation to vote the shares in the best interests of the beneficial owners, one of many problems dogging the broker vote, in our opinion.)

But this was <u>not</u> the case in 2003. There were three challenger candidates who had filed definitive proxy materials with the SEC. The NYSE was contacted, advised of this fact, and reminded that if brokers voted it would be a violation of Exchange rules. Yet NYSE management refused to declare the election "contested" and the brokers voted! They cast over 5.32 million shares in favor of the incumbents.

There was a mistake in the proposal regarding how the broker vote was determined "voted" as published in the company's Form 10Q for the quarter ending on June 30, 2003. Indeed, the broker vote was not voted " 'against' the seven other shareholder-sponsored proposals" as "management recommended in the Proxy Statement." It was broken out in the total as 20% of shares outstanding, but, indeed, was not voted per NYSE policy due to the fact that the proposals were not "routine" in nature.

As offered earlier, we are more than willing to recast this part of the proposal to remove this inadvertent error. (This is a misunderstanding that the company could have easily rectified by contacting us, which it declined to do. It simply wrote a request for a no-action letter and sent it directly to the Commission).

CONCLUSION

This controversy over how to open up the election process for corporate directors cannot be resolved totally by comments to the SEC and then the Commission rewriting pertinent sections of the regulations, in our opinion. We need a dozen or so shareholder proposals challenging the broker vote submitted at various corporations like the AAG, Inc. Let the shareholders vote, and we'll all have another source of information to gauge in which directions we should proceed to make this critical corporate governance topic more just and workable.

Thank you for this opportunity to counter the company's request for a no-action letter.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Respectfully,

Steve Nieman

Steve Nieman "for" William Richner

cc: William Richner
File
Votepal.com
Alaska Air Group, Inc.
Dennis P. Barron, Esq
Windle Turley, Esq.
EDGAR--SEC

ATTACHMENT Z

Four-Year Record of Alaska Air Group, Inc.'s Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 86%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by 51%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 82%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. William Richner (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson /CKV
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. William Richner (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

The Proposal requests that the Board of Directors of the Company (the "Board") amend the Bylaws of the Company:

> to ensure that in all shareholder voting , including voting for shareholder proposals or director elections, that shares not voted by shareholders will not be counted by the proxy tabulator. Shares not properly voted in person or by properly executed proxy, i.e. those cast by stockbrokers on unvoted shares, will not be counted.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(10), because the Proposal has already been "substantially implemented" by the Company.

2. Rule 14a-8(i)(3), because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(10) BECAUSE IT HAS BEEN SUBSTANTIALLY IMPLEMENTED

Rule 14a-8(i)(10) provides that a registrant may exclude a proposal if it has been substantially implemented. The Proposal requests the Board to take action so that "shares not properly voted in person" as well as shares not properly voted by "properly executed proxy" not be counted "in all shareholder voting." The Company's existing policy, consistent with Delaware law, is that shares that are not properly voted, whether in person or in proxy, are not counted. Accordingly, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(10).

In any event, the Proposal does define "shares not properly voted in person or by properly executed proxy" as "i.e. those cast by stockbrokers on unvoted shares." We do not know what is meant by this definition. We can speculate that it refers to shares voted by brokers as to which the broker has not received instructions from the beneficial holder, but such a speculation seems fruitless because the lack of instructions would not go to the issue of "properly executed," but to the issue of authorization to execute.

II. THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal, or portions thereof, may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *As reported by our company and the proxy tabulator it hired, 20 percent of the vote cast at the 2003 Shareholders Meeting was "broker non-votes." Regarding the shareholder proposals, the broker non-vote was cast exactly as management recommended in the Proxy Statement: "for" the Board's proposal and "against" the seven other shareholder-sponsored proposals. The broker non-vote of 20 percent was also voted for the three incumbent director nominees and against the three challenger nominees.*

The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, excerpted in relevant part below, indicates that there were, in fact, broker non-votes in connection with the company-proposals and shareholder-proposals, and further indicates that the broker non-votes were <u>not</u> counted either for or against any proposal. Accordingly, these statements about how the broker non-votes were cast in connection with the various proposals are false.

(c) The results of voting on Proposals 2 through 9 were as follows:

2. Board of Directors proposal to amend the Certificate of Incorporation to remove Article 10, which provides that if one stockholder controls more than 15% of the voting power, the approval of the holders of at least 80% of the outstanding shares is necessary to authorize mergers and other major transactions; the proposal did not receive the vote of 80 percent of the shares outstanding, which was necessary for it to pass.

	Number of Votes	% of Shares Outstanding
For	17,570,072	66.03
Against	486,466	1.82
Abstain	102,955	0.38
Broker non-votes	5,322,962	20.00

3. Stockholder proposal recommending implementation of a simple-majority vote policy, which received the votes of a majority of the shares voted, and passed.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	9,201,166	34.58	50.66	51.03
Against	8,828,089	33.18	48.61	48.97
Abstain	130,238	0.49	0.71	
Broker non-votes	5,322,962	20.00		

4. Stockholder proposal urging the sale of the Company to the highest bidder, which did not receive the votes of a majority of the shares voted, and did not pass.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	414,676	1.56	2.28	2.29
Against	17,655,018	66.36	97.22	97.71
Abstain	89,799	0.34	0.49	
Broker non-votes	5,322,962	20.00		

5. Stockholder proposal recommending that each director be elected annually, which received the votes of a majority of the shares voted, and passed.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	12,658,240	47.58	69.70	70.20
Against	5,373,772	20.20	29.59	29.80
Abstain	127,481	0.48	0.70	
Broker non-votes	5,322,962	20.00		

6. Stockholder proposal recommending that the Board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote, which received the votes of a majority of the shares voted, and passed.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	15,095,713	56.74	83.12	83.77
Against	2,924,651	10.99	16.10	16.23
Abstain	139,129	0.52	0.76	
Broker non-votes	5,322,962	20.00		

7. Stockholder proposal recommending the requirement that the Chairman of the Board be a director who is not the current or earlier CEO, which did not receive the votes of a majority of the shares voted, and did not pass.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	8,559,644	32.17	47.13	47.38
Against	9,505,589	35.73	52.34	52.62
Abstain	94,260	0.35	0.51	
Broker non-votes	5,322,962	20.00		

8. Stockholder proposal requesting a policy of expensing future stock options, which received the votes of a majority of the shares voted, and passed.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	9,159,216	34.43	50.43	50.99
Against	8,803,745	33.09	48.48	49.01
Abstain	196,532	0.74	1.08	
Broker non-votes	5,322,962	20.00		

9. Stockholder proposal requesting the Board to determine and report quarterly the percentage of the Company's stock owned by employees, which did not receive the votes of a majority of the shares voted, and did not pass.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	746,182	2.80	4.10	4.16
Against	17,185,464	64.59	94.63	95.84
Abstain	227,847	0.86	1.25	
Broker non-votes	5,322,962	20.00		

Moreover, as indicated in the Company's 10-Q, there were no broker non-votes regarding the election of directors.

(a) The Company's Annual Meeting of Stockholders was held on May 20, 2003.
(b) At the Annual Meeting, in a contested election, Bruce R. Kennedy, Jessie J. Knight, Jr., and J. Kenneth Thompson were elected directors for three-year terms expiring on the date of the annual meeting in 2006. The votes were as follows

	For	Withheld	Broker Non-Votes
Bruce R. Kennedy	19,275,497	4,207,020	0
Jessie J. Knight, Jr.	23,140,580	341,937	0

J. Kenneth Thompson	23,149,201	333,316	0
Richard D. Foley	6,839	0	0
Steve Nieman	6,839	0	0
Robert C. Osborne	6,839	0	0

Since there were no broker non-votes cast in connection with the election of directors, it is necessarily false and misleading for the Proponent's supporting statement to say, "The broker non-vote of 20 percent was also voted for the three incumbent director nominees and against the three challenger nominees."

2. *Often brokers oppose the interests of shareholders and their attempts to maximize the resources of a corporation for stakeholders. Brokers instead favor the power and desires of management due to innate conflict of interests between servicing shareholders and winning business from the corporation.*

First, no support is provided to support the claims that (i) "often brokers oppose the interests of shareholders and their attempts to maximize the resources of a corporation for stakeholders," or (ii) "brokers instead favor the power and desires of management due to innate conflict of interests between servicing shareholders and winning business from the corporation."

Second, the statement about "the power and desires of management" clearly implies that management of the Company seek power and have desires that are in conflict with "the interests of shareholders and their attempts to maximize the resources of a corporation for stakeholders." The statement impugns the character, integrity, and personal reputation of the Company's board of directors and management, without factual foundation.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

NO. 7 – SHAREHOLDER VOTING: SHARES NOT VOTED NOT COUNTED

RESOLVED: Shareholders request that the Board of Directors amend the Bylaws and adopt a policy to ensure that in all shareholder voting, including annual voting for shareholder proposals or director elections, that shares not voted by shareholders will not be counted by the proxy tabulator. Shares not properly voted in person or by properly executed proxy, i.e. those cast by stockbrokers on unvoted shares, will not be counted.

This proposal is submitted by Mr. William Richner.

As reported by our company and the proxy tabulator it hired, 20 percent of the vote cast at the 2003 Shareholders Meeting was "broker non-votes." Regarding the shareholder proposals, the broker non-vote was cast exactly as management recommended in the Proxy Statement: "for" the Board's proposal and "against" the seven other shareholder-sponsored proposals. The broker non-vote of 20 percent was also voted for the three incumbent director nominees and against the three challenger nominees.

Often brokers oppose the interests of shareholders and their attempts to maximize the resources of a corporation for stakeholders. Brokers instead favor the power and desires of management due to innate conflicts of interest between servicing shareholders and winning business from the corporation.

For whatever reason, if shareholders are unable to exercise their right to vote, those shares will not be voted and will remain uncounted in the results of all shareholder voting—particularly in contested director elections.

STOP THE VOTING OF UNVOTED SHARES—VOTE YES ON NO. 7

Preston | Gates | Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. William Richner (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson /CKV
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. William Richner (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

The Proposal requests that the Board of Directors of the Company (the "Board") amend the Bylaws of the Company:

> to ensure that in all shareholder voting , including voting for shareholder proposals or director elections, that shares not voted by shareholders will not be counted by the proxy tabulator. Shares not properly voted in person or by properly executed proxy, i.e. those cast by stockbrokers on unvoted shares, will not be counted.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(10), because the Proposal has already been "substantially implemented" by the Company.
2. Rule 14a-8(i)(3), because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(10) BECAUSE IT HAS BEEN SUBSTANTIALLY IMPLEMENTED

Rule 14a-8(i)(10) provides that a registrant may exclude a proposal if it has been substantially implemented. The Proposal requests the Board to take action so that "shares not properly voted in person" as well as shares not properly voted by "properly executed proxy" not be counted "in all shareholder voting." The Company's existing policy, consistent with Delaware law, is that shares that are not properly voted, whether in person or in proxy, are not counted. Accordingly, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(10).

In any event, the Proposal does define "shares not properly voted in person or by properly executed proxy" as "i.e. those cast by stockbrokers on unvoted shares." We do not know what is meant by this definition. We can speculate that it refers to shares voted by brokers as to which the broker has not received instructions from the beneficial holder, but such a speculation seems fruitless because the lack of instructions would not go to the issue of "properly executed," but to the issue of authorization to execute.

II. THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal, or portions thereof, may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *As reported by our company and the proxy tabulator it hired, 20 percent of the vote cast at the 2003 Shareholders Meeting was "broker non-votes." Regarding the shareholder proposals, the broker non-vote was cast exactly as management recommended in the Proxy Statement: "for" the Board's proposal and "against" the seven other shareholder-sponsored proposals. The broker non-vote of 20 percent was also voted for the three incumbent director nominees and against the three challenger nominees.*

The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, excerpted in relevant part below, indicates that there were, in fact, broker non-votes in connection with the company-proposals and shareholder-proposals, and further indicates that the broker non-votes were <u>not</u> counted either for or against any proposal. Accordingly, these statements about how the broker non-votes were cast in connection with the various proposals are false.

(c) The results of voting on Proposals 2 through 9 were as follows:

2. Board of Directors proposal to amend the Certificate of Incorporation to remove Article 10, which provides that if one stockholder controls more than 15% of the voting power, the approval of the holders of at least 80% of the outstanding shares is necessary to authorize mergers and other major transactions; the proposal did not receive the vote of 80 percent of the shares outstanding, which was necessary for it to pass.

	Number of Votes	% of Shares Outstanding
For	17,570,072	66.03
Against	486,466	1.82
Abstain	102,955	0.38
Broker non-votes	5,322,962	20.00

3. Stockholder proposal recommending implementation of a simple-majority vote policy, which received the votes of a majority of the shares voted, and passed.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	9,201,166	34.58	50.66	51.03
Against	8,828,089	33.18	48.61	48.97
Abstain	130,238	0.49	0.71	
Broker non-votes	5,322,962	20.00		

4. Stockholder proposal urging the sale of the Company to the highest bidder, which did not receive the votes of a majority of the shares voted, and did not pass.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	414,676	1.56	2.28	2.29
Against	17,655,018	66.36	97.22	97.71
Abstain	89,799	0.34	0.49	
Broker non-votes	5,322,962	20.00		

5. Stockholder proposal recommending that each director be elected annually, which received the votes of a majority of the shares voted, and passed.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	12,658,240	47.58	69.70	70.20
Against	5,373,772	20.20	29.59	29.80
Abstain	127,481	0.48	0.70	
Broker non-votes	5,322,962	20.00		

6. Stockholder proposal recommending that the Board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote, which received the votes of a majority of the shares voted, and passed.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	15,095,713	56.74	83.12	83.77
Against	2,924,651	10.99	16.10	16.23
Abstain	139,129	0.52	0.76	
Broker non-votes	5,322,962	20.00		

7. Stockholder proposal recommending the requirement that the Chairman of the Board be a director who is not the current or earlier CEO, which did not receive the votes of a majority of the shares voted, and did not pass.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	8,559,644	32.17	47.13	47.38
Against	9,505,589	35.73	52.34	52.62
Abstain	94,260	0.35	0.51	
Broker non-votes	5,322,962	20.00		

8. Stockholder proposal requesting a policy of expensing future stock options, which received the votes of a majority of the shares voted, and passed.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	9,159,216	34.43	50.43	50.99
Against	8,803,745	33.09	48.48	49.01
Abstain	196,532	0.74	1.08	
Broker non-votes	5,322,962	20.00		

9. Stockholder proposal requesting the Board to determine and report quarterly the percentage of the Company's stock owned by employees, which did not receive the votes of a majority of the shares voted, and did not pass.

	Number of Votes	% of Shares Outstanding	% of Shares Present on this Proposal	% of Votes Cast For or Against
For	746,182	2.80	4.10	4.16
Against	17,185,464	64.59	94.63	95.84
Abstain	227,847	0.86	1.25	
Broker non-votes	5,322,962	20.00		

Moreover, as indicated in the Company's 10-Q, there were no broker non-votes regarding the election of directors.

(a) The Company's Annual Meeting of Stockholders was held on May 20, 2003.
(b) At the Annual Meeting, in a contested election, Bruce R. Kennedy, Jessie J. Knight, Jr., and J. Kenneth Thompson were elected directors for three-year terms expiring on the date of the annual meeting in 2006. The votes were as follows

	For	Withheld	Broker Non-Votes
Bruce R. Kennedy	19,275,497	4,207,020	0
Jessie J. Knight, Jr.	23,140,580	341,937	0

J. Kenneth Thompson	23,149,201	333,316	0
Richard D. Foley	6,839	0	0
Steve Nieman	6,839	0	0
Robert C. Osborne	6,839	0	0

Since there were no broker non-votes cast in connection with the election of directors, it is necessarily false and misleading for the Proponent's supporting statement to say, "The broker non-vote of 20 percent was also voted for the three incumbent director nominees and against the three challenger nominees."

2. *Often brokers oppose the interests of shareholders and their attempts to maximize the resources of a corporation for stakeholders. Brokers instead favor the power and desires of management due to innate conflict of interests between servicing shareholders and winning business from the corporation.*

First, no support is provided to support the claims that (i) "often brokers oppose the interests of shareholders and their attempts to maximize the resources of a corporation for stakeholders," or (ii) "brokers instead favor the power and desires of management due to innate conflict of interests between servicing shareholders and winning business from the corporation."

Second, the statement about "the power and desires of management" clearly implies that management of the Company seek power and have desires that are in conflict with "the interests of shareholders and their attempts to maximize the resources of a corporation for stakeholders." The statement impugns the character, integrity, and personal reputation of the Company's board of directors and management, without factual foundation.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

NO. 7 – SHAREHOLDER VOTING: SHARES NOT VOTED NOT COUNTED

RESOLVED: Shareholders request that the Board of Directors amend the Bylaws and adopt a policy to ensure that in all shareholder voting, including annual voting for shareholder proposals or director elections, that shares not voted by shareholders will not be counted by the proxy tabulator. Shares not properly voted in person or by properly executed proxy, i.e. those cast by stockbrokers on unvoted shares, will not be counted.

This proposal is submitted by Mr. William Richner.

As reported by our company and the proxy tabulator it hired, 20 percent of the vote cast at the 2003 Shareholders Meeting was "broker non-votes." Regarding the shareholder proposals, the broker non-vote was cast exactly as management recommended in the Proxy Statement: "for" the Board's proposal and "against" the seven other shareholder-sponsored proposals. The broker non-vote of 20 percent was also voted for the three incumbent director nominees and against the three challenger nominees.

Often brokers oppose the interests of shareholders and their attempts to maximize the resources of a corporation for stakeholders. Brokers instead favor the power and desires of management due to innate conflicts of interest between servicing shareholders and winning business from the corporation.

For whatever reason, if shareholders are unable to exercise their right to vote, those shares will not be voted and will remain uncounted in the results of all shareholder voting—particularly in contested director elections.

STOP THE VOTING OF UNVOTED SHARES—VOTE YES ON NO. 7

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming Letter dated January 15, 2004

The proposal requests that the board amend the bylaws and adopt a policy to ensure that in all shareholder voting, shares not voted by shareholders will not be counted by the proxy tabulator, including those cast by stockbrokers on unvoted shares.

We are unable to concur in your view that Alaska Air may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to:

- delete the paragraph that begins "As reported by our company . . ." and ends ". . . and against the three challenger nominees"; and
- delete the paragraph that begins "Often brokers oppose the interests . . ." and ends ". . . winning business from the corporation."

Accordingly, we will not recommend enforcement action to the Commission if Alaska Air omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Alaska Air may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John J. Mahon
Attorney-Advisor